Contact

www.linkedin.com/in/reemassil
(LinkedIn)

Top Skills

Social Media

Community Outreach

Program Development

Languages

Arabic

French

Reem Assil

Entrepreneur, Chef, Activist

San Francisco Bay Area

Summary

I am a passionate "outside-the-box" thinker and entrepreneur who is committed to creating and inspiring others to create healthy spaces for people to grow.   I bring to my work several years of community/labor organizing and economic development policy experience working in the non-profit sector, coupled with my passion for food & Arab culture, to create community-building enterprises.

If you are interested in innovative food collaborations, projects, and/or partnerships, let's chat! To inquire about speaking engagements, cooking demos, and/or appearances, please visit www.reem-assil.com.

Official Bio:

Reem Assil is a Palestinian-Syrian chef based in Oakland, CA. She is the owner of Reem's California,
inspired by her passion for Arab street corner bakeries and the vibrant communities that surround them.
Barely a year later, Assil opened an Arab fine dining concept, Dyafa, in partnership with Michelin-award
winning chef Daniel Patterson, earning it a place on Bib Gourmand's List in its first year. Reem has garnered an array of top accolades, including being named a James Beard semifinalist in the Best Chef: West in 2018 and 2019, Thrillist's "2018 Chef of the Year," San Francisco Magazine's "2018 Chef of the Year," San Francisco Chronicle's "2017 Rising Star Chef," and most recently, Star Chefs "Rising Star Chef 2019." Reem's California was also named one of Food & Wine's "2018 Top 10 Restaurants of the Year." Before dedicating herself to a culinary career, Reem worked as a labor and community organizer at SEIU 1877 and East Bay Alliance for a Sustainable Economy (EBASE). Reem has spent more than a decade training organizers and leaders all over the country with multiple social justice non-profits. Reem worked with Bay Area's esteemed cooperative bakery Arizmendi Bakery & Pizzeria, Grace Street Catering, Local Flavors, and several local chefs before

opening Reem's. She is a graduate of the competitive food business incubator program, La Cocina, Centro Community Partners, and ICA Fund Good Jobs.

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Experience

Reem's California
Company Owner
April 2015 - Present (10 years 5 months)
Oakland, CA

Reem's California connects people across cultures, generations, and experiences through the warmth of bread and hospitality. Inspired by the street corner bakeries that dot the Arab world, Reem's vision is to build resilient community through living-wage jobs and delicious nourishing food, combining traditional Arab flavors with local California ingredients.

Non-Profits
Consultant
January 2011 - Present (14 years 8 months)

Assisting various organizations in need of technical assistance in areas of organizational development and capacity building. Current and past clients include:

Arab Resource and Organizing Center: provide technical assistance in organizational development, program planning, staff/member training and development
DataCenter: provide training support and revamping, popularizing, and standardizing Research 101 training curriculum for community organizations.
RoadMAP: Coordination of ground work research for expansion of capacity-building services in areas of organizing and campaign development.
School of Unity and Liberation: Hands-on technical assistance provider to Heinz funded youth organizations in Pittsburgh P.A., organizing trainer in Oakland, NYC, and Pittsburgh, hands-on skills training in facilitation, campaign strategy and development, etc. Coordination and implementation of 3-day Radical Theory and Practice training series for Bay Area activists, cultural workers, and organizers.

Dyafa
Chef Consultant
January 2018 - August 2019 (1 year 8 months)

Oakland CA

Worked in partnership with Daniel Patterson's Alta Group to conceive, execute an Arab Fine Casual dining concept in Jack London Square, Oakland, CA. Launched a successful 120 seat restaurant that was booked every night and garnered local and national accolades including SF Magazine's Best New Restaurant and Michelin Bib Gourmand's List.

Grace Street Catering
Pastry Chef
April 2013 - March 2015 (2 years)
Oakland,CA

Support Pastry Chef in production of desserts and baked goods for corporate events, weddings, and the the Blue Oak Cafe at Oakland Museum and Zelerbach Theater at UC Berkeley.

Arizmendi Bakery & Pizzeria
Owner/Baker
February 2011 - January 2014 (3 years)
Emeryville, CA

Work with a team of cooperative owners to run a successful bakery by sharing the tasks of production, administration, and democratic decision-making. Sit on various committees including production, marketing & promotions, and an elected body called Collective Evaluations Committee. Created and implementing 2012 strategic marketing plan. Building a new member evaluation system that evaluates collective performance and structures/ systems on their ability to help workers thrive.

Arab Film Festival
Program Director
February 2011 - August 2011 (7 months)
San Francisco CA

Served as interim Program Director to build a successful program at the 2011 Arab Film Festival. Coordinated an extensive selection process to manage hundreds of submitted films. Built a volunteer selection committee from the grassroots, which represented a diverse array of the Arab community in greater San Francisco. Solicited and negotiated deals for high profile feature films at the festival. Built rapport and relationships with filmakers and others in the independent film industry, which ensured their attendance and participation. Worked with a team to build a strong public face for the festival which resulted in monetary support and overwhelming attendance by both the Arab community and the broader general public.

EBASE
Community Benefits Organizer & Leadership Development Coordinator
February 2008 - July 2011 (3 years 6 months)
Oakland, CA

Coordinated the Oakland Network for Responsible Development (ONWRD), a coalition of 11 community, labor, EJ, and policy organizations working for just and responsible economic development in Oakland. Founded residents group, Residents United for a Livable Emeryville (RULE) and launched the Bay Street Campaign, a collaborative between community and labor to ensure an upcoming retail/hotel development called Bay Street II will benefit residents and workers. Transitioned to Leadership Development Coordinator to run 6-month training and incubation program for RULE, built staff development program and provide technical assistance to coalition partners in EBASE's various campaigns.

ONWRD: Coordinated the formulation of Community Impact Report policy tool in Oakland and engaged coalition members in political work to advance responsible development agenda in Oakland.

RULE: Built from ground up and developed committee of dedicated leaders in areas of outreach, public speaking, lobbying, meeting facilitation, policy, and campaign strategy. Organized major public actions putting major political pressure on leaders to meet community needs. Garnered significant media attention on issues in Emeryville through public actions, including RULE's debut in a New York Times article on development in Emeryville.

Organizational Development and Technical Assistance: Developed and ran staff trainings in various organizational skills and organizing topics. Provided capacity for base-building partner in areas of membership training. Ran trainings on electoral organizing for volunteers and members of Oakland Rising, a collaborative of EBASE and other organizations to build progressive electoral power for low-income communities of color.

Center for Third World Organizing
Program Coordinator
June 2005 - January 2008 (2 years 8 months)

Coordinated two nationally renowned racial-justice grassroots organizing training programs. Responsible for curriculum development, training, forging partnerships with new and existing organizations, program logistics, system creation, event planning, research, volunteer coordination and special projects.

Leadership Development: Coordinated Movement Activist Apprenticeship Program (MAAP), CTWO's flagship training program to nurture new generations of community organizers and Community Action Trainings (CAT), hosted in cities nationwide to introduce staff and members of community and labor organizations to the art and science of organizing. Co-trained popular education trainings. Provided supervision for interns and on-site consultation and training to peer organizations. Coordinated logistics for trainings and internship program.
Updated and innovated all program materials including training manuals for training participants, on-site supervisors, organizational liaisons, and interns. Updated, refined, and created new curriculum for MAAP, CAT, and Ad hoc trainings.
Reinvigorated outreach to key allies and funders, increasing reach through face-to-face discussion at public events, presentations, networking with member-based organizations, and revamped electronic communications. Doubled the number of applications for the Movement Activist Apprenticeship Program in the last two years. Established four sites with five partner organizations for annual trainings. Recruited four new high caliber partner organizations to participate in annual intensive organizer training program.

SEIU 1877
Labor Organizer
August 2006 - January 2007 (6 months)

Labor Organizing: Worked as an organizer at SEIU Local 1877. Started a union organizing campaign at the San Jose International Airport, which resulted in unity and power among passenger service workers and a victory of a living wage ordinance and union recognition. In less than a month, got the majority of union cards signed, developed a committee of leaders, participated in campaign strategy for the union's statewide airport division, and mobilized over 200 supporters to rally for airport workers generating substantial publicity and pressure on the employer.

North American Alliance for Fair Employment
Research Associate
September 2003 - June 2005 (1 year 10 months)

Conducted research in the growth of contingent employment practices and their impact on workers. Focused on day-labor, abuse of workers, and corporations' practice of forcing wages down in the US and abroad denying workers their rights. Published brief on impact of H1B Visa policy, now a frequently cited source. Helped research, compile, synthesize and produce monthly newsletter, reporting news and issues in the contingent work sector to a 68-member network in the US and Canada. Managed and updated website and created new site dedicated to the national and local budget crisis.

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Education

Tufts University
Bachelor of Arts (B.A.), International Relations, Economics · (2001 - 2005)

Laney College
Baking and Pastry Arts/Baker/Pastry Chef · (2010 - 2011)